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                                                                EXHIBIT (A)(9)

      L-3 COMMUNICATIONS ANNOUNCES HART-SCOTT-RODINO FILING AND EXTENDS
               TENDER OFFER FOR AYDIN CORPORATION COMMON STOCK

New York -- (BUSINESS WIRE) -- April 1, 1999 -- L-3 Communications (NYSE: LLL) today announced that it has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the tender offer for the common stock of Aydin Corporation and the related merger and has requested early termination of the waiting period under the Act. Unless a request for additional information is made or early termination is granted, the waiting period under the Act will expire at 11:59 p.m., Eastern Standard time, on April 8, 1999. As a result, the Company has extended its tender offer for the shares of Aydin common stock to 12:00 Midnight, Eastern Standard time, on April 14, 1999. The tender offer had been set to expire at 12:00 Midnight, Eastern Standard time on April 1, 1999.

At the close of business on March 31, 1999, approximately 2,760,080 shares of Aydin common stock, representing approximately 52.9% of the outstanding Aydin shares (47.1% on a fully diluted basis), had been validly tendered in connection with the tender offer.

L-3 Communications is a leading merchant supplier of secure communication systems and products, microwave components, avionics and ocean systems and telemetry, instrumentation, space and wireless products. Its customers include the Department of Defense, selected U.S. government intelligence agencies, aerospace and defense prime contractors, foreign governments and commercial telecommunications and cellular customers.


CONTACT: Cynthia Swain
         Vice President, Corporation Communications
         L-3 Communications
         212-697-1111
              or
         Morgen-Walke Associates
         Gordon McCoun, Eric Boyriven
         Media Contact: Brian Maddox
         212-850-5600